FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF- Appointment of a member of the Board of Directors	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting held today and upon favourable report from the Nominating, Compensation and Corporate Governance Committee, has resolved to adopt the following resolutions in connection with the composition of the Board of Directors of Telefónica, S.A. and its Committees:

•
To appoint by co-optation Mr. Jordi Gual Solé as a member of the Board of Directors, with the condition of a Proprietary Director, replacing Mr. Antonio Massanell Lavilla who voluntarily resigned from his position as Director of Telefónica, S.A. on December 21, 2017

•	To appoint Mr. Jordi Gual Solé as member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.

Madrid, January 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 31, 2018	By:	/s/ María Luz Medrano Aranguren
			Name:	María Luz Medrano Aranguren
			Title:	Group Vice General Counsel and Chief Legal Officer